EX99.2
CONSENT OF QUALIFIED PERSON

I, Jennifer Abols, B.Sc., P.Eng., consent to the public filing by Alamos Gold Inc. of the technical report titled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada” and dated effective August 2, 2023 (the “Technical Report”).
I also consent to any extracts from, or a summary of, the Technical Report in the August 2, 2023, news release of Alamos Gold Inc. (the “News Release”).
I certify that I have read the News Release filed by Alamos Gold Inc. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.
DATED this 22nd day of August 2023

“Original Signed”
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Jennifer Abols, B.Sc., P.Eng.